

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Gary DeMel
Chief Executive Officer
Newport Digital Technologies, Inc.
620 Newport Center Drive, Suite 570
Newport Beach, CA 92660

> **Re: Newport Digital Technologies, Inc.**
> **Form 10-K and Form 10-K/A for Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009 and August 25, 2010**
> **File No. 0-33251**

Dear Mr. DeMel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant